UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. de C.V. (GAP)

ANNOUNCES RESULTS FOR THE THIRD QUARTER 2009

Guadalajara, Jalisco, Mexico, October 27, 2009 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today reported its results for the third quarter ended September 30, 2009. Figures are unaudited and have been prepared in accordance with Mexican Financial Reporting Standards (“NIF”). All peso amounts are presented in nominal pesos.

Highlights for Third Quarter 2009 vs. Third Quarter 2008:

•	Revenues declined 4.8%, (Ps. 40.2 million), mainly due to the decrease in aeronautical revenues.

-

Revenues from aeronautical services declined 5.8% (Ps. 37.8 million), mainly as a result of a decline of Ps. 42.4 million in passenger charges, which was offset by an increase in airplane landing fees and airplane parking fees. Non-aeronautical service declined 1.3% (Ps. 2.3 million).

•

Cost of services declined 22.4%, (Ps. 56.1 million), as a percentage of revenues cost of services decreased 560 basis points and per workload unit (“WLU”) cost of services declined Ps. 6.1, from Ps. 44.3 in the third quarter of 2008 to Ps. 38.2 in the third quarter of 2009.

•	As a result of the decrease in total revenues, cost of government concession taxes decreased 4.7%, while the technical assistance fee increased 3.3%.

•	Operating income increased 1.8%.

•	EBITDA increased 3.3%, due to the higher rate in decrease of costs as compared to the decrease in revenues.

•	Net income decreased 18.0%, Ps. 68.8 million lower that the figure reported in the third quarter of 2008, mainly due to the decline in revenues caused by lower passenger traffic.

       For more information please visit: www.aeropuertosgap.com.mx or contact us:
In Mexico	In the United States
Miguel Aliaga, Investor Relations Officer Rodrigo Guzman, Chief Financial Officer	Maria Barona Kenia Vargas
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 216	Tel: 212 406 3691/3695
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Operating Results

During the third quarter of 2009, the Company registered a decrease of 9.8% in total terminal traffic, driven by a 7.6% reduction in domestic terminal passenger traffic and a 14.9% decline in international terminal passenger traffic.

For the most part, this decrease in passenger traffic was due to a health alert as a result of the A/H1N1 virus epidemic that took place during the last week of April and the entire month of May 2009, which caused the temporary cancelation or, in some cases, the severe reduction of flights from Canada, the United States and some domestic flights. Although on a smaller scale, this change was reflected throughout the third quarter by a decline in domestic and primarily in international passenger traffic. During the third quarter of 2009, the decrease in domestic passenger traffic was partially due to a lower number of seats available as a result of the suspension of operations of several airlines (Aerocalifornia in August, Avolar in October, Alma and Aladia in November) during 2008, as well as an increase in ticket prices in 2009.

Domestic passenger traffic experienced a net decline of 280.8 thousand passengers, mainly at the airports of Tijuana with 68.2 thousand fewer passengers, Guadalajara with 63.2 thousand fewer passengers, Puerto Vallarta with 41.2 thousand fewer passengers, Guanajuato with 39.4 thousand fewer passengers, Aguascalientes with 29.0 thousand fewer passengers, Los Cabos with 21.2 thousand fewer passengers, Morelia with 14.5 thousand fewer passengers, Mexicali with 13.5 thousand fewer passengers, Hermosillo with 10.5 thousand fewer passengers and Manzanillo with 2.4 thousand fewer passengers. However, there were increases in domestic passenger traffic at the airports of Los Mochis with 7.2 thousand additional passengers and La Paz with 15.1 thousand additional passengers.

In the case of the Tijuana airport, the reduction in traffic was primarily due to decreased passenger traffic on the routes to La Paz, Guanajuato, Morelia, Toluca, Puebla, Culiacan and Hermosillo, among others. These declines were influenced by the suspension of operations by Aerocalifornia in August, Avolar in October, Alma in November during 2008 and Aviacsa in June of 2009.

The reduction in traffic at the Guadalajara airport was due to decreased passenger traffic on the routes to and from Mexico City, La Paz, Torreon, Los Cabos, Puerto Vallarta and Queretaro, among others. These declines were mainly due to the suspension of operations by Aerocalifornia, Alma, Aladia and Avolar, as well as Aviacsa. During the third quarter of 2009, Mexicana Link initiated flights from the Guadalajara airport to Los Mochis, La Paz and Los Cabos; Interjet initiated operations to Cancun; and Aeromexico initiated operations to Tijuana with a stop in Los Mochis, which we expect will support the recovery in domestic passenger traffic that was lost with the departure of several domestic airlines from this market.

The decrease in traffic at the Puerto Vallarta airport was caused by decreased passenger traffic in routes to and from Mexico City, Toluca, Monterrey and Guadalajara, mainly due to the suspension of Alma’s operations and Aviacsa’s operations.

In the case of the Guanajuato airport, the reduction in traffic was mainly due to decreased passenger traffic on routes to Tijuana, Mexico City, Ciudad Juarez and Monterrey. In the case

GAP 3Q09	Page 2 of 17

of Monterrey, decreased passenger traffic was mainly due to Aviacsa, Avolar and Alma suspension of operations at this airport

With respect to the Aguascalientes airport, the reduction in traffic was caused by decreased passenger traffic on routes to and from Mexico City, Toluca, Tijuana, Monterrey and Puerto Vallarta, primarily as a result of the suspension of operations by Alma and Click de Mexicana from this airport, the latter during the second half of 2008.

The increase in traffic at the La Paz airport was caused by the increase in passenger traffic to and from Toluca, Culiacan, Mexico City and Los Mochis, partially due to the initiation of operations of certain routes by Mexicana Link, as well as the comparable effect of the suspension of operations by Aerocalifornia.

Additionally, at the Los Mochis airport, there was an increase in passenger traffic primarily due to the initiation of operations by Mexicana Link (and partially due to the comparable effect of the suspension of Aerocalifornia’s operations).

International passenger traffic experienced a net decrease of 240.9 thousand passengers in the third quarter of 2009 compared to the third quarter of 2008. However, the Morelia airport reported an increase in international passenger traffic of 2.9 thousand passengers.

The increase in passenger traffic at the Morelia airport was due to an increase in operations to Chicago by Aeromexico and increases on the routes to Los Angeles and Houston. The increase in passenger traffic to Los Angeles and Houston was mainly due to a substitution effect related to the decrease in available seats on the route to Tijuana.

Compared to the third quarter of 2008, the third quarter of 2009 experienced a decrease in international passenger traffic at the following airports: Puerto Vallarta with 146.1 thousand fewer passengers, Los Cabos with 78.9 thousand fewer passengers, Guanajuato with 4.5 thousand fewer passengers, Aguascalientes with 4.0 thousand fewer passengers, La Paz with 3.3 thousand fewer passengers, Hermosillo with 2.3 thousand fewer passengers, Manzanillo with 1.6 thousand fewer passengers, Tijuana with 1.6 thousand fewer passengers, Guadalajara with 1.2 thousand fewer passengers, Mexicali with 0.4 thousand fewer passengers and Los Mochis with 0.3 thousand fewer passengers.

With respect to the Puerto Vallarta airport, international traffic declined mainly due to decreased passenger traffic on routes to Phoenix, Los Angeles, Vancouver, San Francisco, Calgary, Dallas and Chicago, among others. This was mainly due to the severe reduction in operations by the U.S. and Canadian carriers due to the A/H1N1 virus health alert.

In the case of the Los Cabos airport, the decrease was due to decreased passenger traffic on routes to and from Los Angeles, Phoenix, San Francisco, Dallas, San Diego and Chicago, among others. This was also due to the severe reduction in operations by the U.S. carriers due to the A/H1N1 virus health alert.

With respect to the Guadalajara airport, international passenger traffic has been recovering compared to previous months, however, the decrease was mainly due to the decrease in

GAP 3Q09	Page 3 of 17

passengers traveling to and from Chicago, San Jose (California), San Francisco, Sacramento, Las Vegas and Atlanta, among others. This was principally due to the reduction of operations of American Airlines, Continental and Delta as a result of the A/H1N1 virus health alert as well as the sporadic cancellation of certain flights by various airlines operating at this airport. It is also important to mention the significant increase in passenger traffic on routes to Los Angeles and Oakland, due to the initiation of international operations by Volaris during July 2009.

Effects of the A/H1N1 Influenza Virus

It is important to mention that the A/H1N1 Influenza Virus caused the temporary cancellation of certain routes and that these cancellations have remained during the third quarter of 2009, although to a lesser degree, in international passenger traffic. International passenger traffic has stabilized in the last few months, considering that total traffic for the Company fell drastically by 23.5% in May 2009 during the health alert, while during June 2009 total passenger traffic fell approximately 15%, in July it fell 11%, in August 10% and in September it fell 9%. We expect that a large portion of the frequencies and routes that were temporarily cancelled during the health alert will be gradually recovered during the fourth quarter of 2009, specifically with respect to our airports located near tourist destinations during the winter vacation period.

Domestic Terminal Passengers (in thousands):

GAP 3Q09	Page 4 of 17

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

GAP 3Q09	Page 5 of 17

Third Quarter 2009 Consolidated Results

Revenues for the quarter decreased by Ps. 40.2 million, or 4.8%, from Ps. 831.4 million in the third quarter 2008 to Ps. 791.2 million in the third quarter 2009.

This decrease was mainly due to:

-

Aeronautical services revenues decreased 5.8% (Ps. 37.8 million) compared to the third quarter 2008, due mainly to a 9.8% decline in passenger traffic caused by the cessation of operations of some of the airlines, such as Aerocalifornia, Alma, Aladia and Avolar. This directly affected revenues from passenger charges, which declined 7.9% (Ps. 42.4 million). The lower revenues from passenger charges were partially offset by increased revenues from landing and parking fees, which rose by Ps. 7.3 million, due to an increase in operations on certain airlines such as Vivaaerobus, Interjet, Mexicana Link and Volaris.

-

Non-aeronautical services revenues decreased 1.3% (Ps. 2.3 million) compared to the third quarter of 2008. Revenues from car parking and leasing of food and beverage spaces decreased 9.7% (Ps. 5.8 million). This decline was offset by the increase in revenues from leasing of retail spaces, rental car services, leasing of time-share spaces and duty-free shops, which combined increased 7.4% (Ps. 5.4 million) compared to the third quarter of 2008.

Total operating costs and expenses declined 17.9% (Ps. 57.1 million) in the third quarter of 2009 compared to the third quarter of 2008. This decrease was mainly due to a lower provision for doubtful accounts, which was Ps. 29.0 million, lower electricity fees of Ps. 7.2 million and a decrease in professional service fees of Ps. 9.8 million for various expenses in 2008.

>	Cost of services decreased 22.4% (Ps. 56.1 million) compared to the third quarter of 2008 as a result of the following:

•	Employee costs declined 7.3% (Ps. 6.3 million) compared to the third quarter of 2008, mainly due to the corporate restructuring that took place during the last quarter of 2008.

•	Maintenance costs increased 1.2% (Ps. 0.5 million) principally due to the maintenance of the Company’s airport infrastructures.

•	Service costs declined 21.4% (Ps. 7.5 million) compared to the third quarter of 2008, mainly as a result of lower electricity fees since the beginning of 2009, as well as activities implemented during the second half of 2008 and the first half of 2009 for the improved optimization of utility usage at the Company’s airports.

•	Other operating costs decreased 72.3% (Ps. 41.9 million) principally due to provisions in the reserve for doubtful accounts of Avolar for Ps. 37.6 million on 3Q08, while in 3Q09 a reserve of Ps. 8.6 million of commercial clients, for a net decrease of Ps. 29.0 million, the cancellation of rental fees for the CUTE equipment systems at some of the

GAP 3Q09	Page 6 of 17

Company’s airports, which caused a decline of Ps. 2.8 million in other operating costs. In order to substitute the rental fees, GAP purchased the corresponding equipment. Additionally, professional service fees declined by Ps. 9.8 million.
>

The 4.7% (Ps. 1.9 million) decrease in government concession fees was mainly due to the Company’s lower revenues, and the increase of 3.3% (Ps. 0.9 million) due to technical assistance fees, since costs declined at a greater proportion than the decrease in revenues.

The Company’s operating margin for the third quarter of 2009 increased 260 basis points, from 37.6% in the third quarter 2008 to 40.2% in the third quarter 2009, mainly resulting from a higher decline in operating costs compared to revenues. EBITDA margin increased 530 basis points, from 61.6% during the third quarter of 2008 to 66.9% in the third quarter of 2009.

The comprehensive financing result generated a gain of Ps. 32.3 million and Ps. 18.5 million in the third quarters of 2008 and 2009, respectively. This was due to a decline in interest income of Ps. 7.8 million as well as a Ps. 8.6 million increase in exchange rate loss. However, the Company experienced a gain in embedded derivatives (derived from commercial contracts in U.S. dollars that were exchanged for contracts in Pesos) of Ps. 2.7 million.

Net income for the third quarter of 2009 declined 18.0% (Ps. 68.8 million) compared to the third quarter of 2008. In addition, net income before taxes decreased by Ps. 18.8 million in the third quarter of 2009, or 5.3%, compared to the third quarter of 2008.

Summary of Consolidated Results for 3Q09 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 13.4805 per U.S. dollar (the Board of Governors of the
Federal Reserve noon buying rate at September 30, 2009).

GAP 3Q09	Page 7 of 17

Other Important Data for 3Q09 (in thousands of pesos):

WLU= Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Operating Costs for 3Q09 (in thousands of pesos):

Consolidated Results of the First Nine Months of 2009

Revenues for the first nine-month 2009 period decreased by Ps. 230.5 million, from Ps. 2,664.4 million in the same period of 2008 to Ps. 2,433.9 million, representing a decrease of 8.7%.

The variations in revenues were mainly due to the following:

-

Aeronautical services revenues decreased 11.2% (Ps. 237.4 million) for the first nine months of 2009 compared to the same period in 2008, due mainly to the temporary cessation of operations by some airlines as a result A/H1N1 virus alert in May 2009. This, among other factors, led to a decline in passenger traffic of 16.5% during the first nine months of 2009 compared to the first nine months of 2008, generating a decrease in passenger charges of 9.0%, or Ps. 159.1 million, from Ps. 1,763.1 million in 2008 to Ps.

GAP 3Q09	Page 8 of 17

1,604.0 in 2009. Additionally, revenues from airplane landing and parking fees, the leasing of space to airlines, the use of taxiways and complementary services combined decreased Ps. 78.3 million.

The reduction in revenues from passenger charges was proportionally lower than the reduction in passenger traffic as a result of an increase in airport usage tariffs during the second quarter 2009, and due to a decrease in traffic at the Los Cabos airport (the airport with the second-highest maximum tariff among GAP’s airports) that was lower than the decline in passenger traffic among the Company’s airports that have the most passenger traffic (Guadalajara, Tijuana and Puerto Vallarta).

-

Non-aeronautical services revenues increased 1.3% (Ps. 6.8 million) compared to the same period in 2008. The increase in revenues from the leasing of time-share sales spaces, rental car services, financial services and the leasing of space to local retailers together increased Ps. 31.8 million. These were offset by decreases in revenues from car parking, the leasing of commercial space, advertising and the recovery of expenses from retailers that together registered a decrease of Ps. 26.9 million.

Total operating costs and expenses decreased 7.8% (Ps. 71.5 million) compared to the first nine months of 2008.  This decrease was mainly due to the reduction in cost of services.

>

Cost of services decreased 7.4% (Ps. 51.7 million) in the first nine months of 2009 compared to the same period of 2008, principally due to a reduction in services expenses, professional services and write-off reserves, offset by an increase in maintenance expenses in GAP’s airports.

•  Employee costs decreased 2.3% (Ps. 6.0 million) a result of the corporate restructuring that took place in December 2008.

•  Maintenance costs increased 14.8 million, 13.2% higher than the first nine months of 2008, mainly due to maintenance on runways, machinery, electromagnetic equipment, security equipment and the CUTE System, which is expected to optimize and improve service quality to the airlines.

•  Service costs declined Ps. 17.6 million, 20.6% less than the same period in 2008, mainly as a result of lower electricity fees since the beginning of 2009, as well as the activities implemented for the improved optimization of utility usage at the Company’s airports during the second half of 2008 and the first months of 2009.

•  Other operating costs decreased 26.9%, or Ps. 42.4 million, mainly due to a lower provision for doubtful accounts, which was Ps. 26.2 million less with respect to 2008, a Ps. 13.5 million decrease in professional fees and the cancellation of rental fees for the CUTE equipment systems at some of the Company’s airports, which caused a decline in operating costs of Ps. 5.9 million. The Company has purchased the corresponding equipment to continue providing services rendered by the CUTE system to the airlines.

GAP 3Q09	Page 9 of 17

>	Government concession fees, which derived from revenue performance, declined 8.6%, or Ps. 11.4 million, due to the decrease in revenues.

>

The technical assistance fees decreased 9.1%, or Ps. 8.4 million, in the first nine months of 2009, mainly due to the decrease in revenues since costs declined at a greater proportion than the decrease in revenues.

The Company’s operating margin for the period decreased 380 basis points, from 43.4% in the first nine months of 2008 to 39.6% in the same period of 2009, while the EBITDA margin declined 30 basis points, from 65.4% in 2008 to 65.1% in 2009.

The comprehensive financing result decreased 56.5%, or Ps. 40.9 million from an income of Ps. 72.4 million, in the first nine months of 2008, to an income of Ps. 31.5 million in the same period of 2009. The decrease was mainly due to a Ps. 23.8 million loss in embedded derivatives (derived from commercial contracts in U.S. dollars that were exchanged for contracts in Pesos), as well as an increase in exchange rate loss for Ps. 16.4 million.

Net Income for the first nine months of 2009 declined Ps. 266.9 million, or 23.5%, compared to the first nine months of 2008. Net income before taxes decreased Ps. 250.4 million, or 20.3%, in the first nine months of 2009 compared to the same period in 2008.  Both were a consequence of lower total revenues.

Summary of Consolidated Results for 9M09 (in thousands of pesos):

- U.S. dollar figures were converted from pesos to U.S. dollars at a rate of Ps. 13.4805 per U.S. dollar (Board of Governors of the Federal Reserve noon buying rate at September 30, 2009).

GAP 3Q09	Page 10 of 17

Other Important Data for 9M09 (in thousands of pesos):

WLU= Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Operating Costs for 9M09 (in thousands of pesos):

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of the Company’s activities through maximum rates, which represent the maximum aeronautical revenues allowed per workload unit at each airport.

Regulated revenues for the third quarter of 2009 were Ps. 618.0 million, resulting in an average rate per WLU of Ps. 121.2. Regulated revenues accounted for 78.1% of total revenues for the third quarter.

GAP 3Q09	Page 11 of 17

The Mexican Ministry of Communications and Transportation annually reviews our compliance with the maximum rates; as of today, they have notified the Company that it satisfactorily complied for 2007. The compliance review for 2008 began in March 2009.

Balance Sheet

At the close of the third quarter of 2009, the Company maintained a balance of cash and cash equivalents of approximately Ps. 2,187.5 million.

At the close of the third quarter 2009, the Company’s principal assets consisted of the concessions, with a balance of Ps. 16,864.9 million, rights to use airport facilities with a balance of Ps. 2,208.6 million and improvements to concessions of Ps. 3,469.8 million. These balances represented approximately 60.0%, 7.9% and 12.3%, of total assets, respectively.

Deferred income taxes increased by Ps. 164.4 million for the third quarter of 2009 compared to the same quarter of 2008, principally due to an increase in the deferred income tax of Ps. 354.2 million. This increase was due to the change in NIF B-10 that went into effect during 2008 and the change in the rate of fiscal amortization in Aguascalientes and Mexicali. This was offset by the recuperation and cancelation of the tax on assets in the amount of Ps. 163.4 million, corresponding to the Puerto Vallarta, Tijuana, Guanajuato and Guadalajara airports.

CAPEX

Beginning in 2008, NIF B-2 “Statement of Cash Flows” went into effect. As a result, the Company must report only investments that have been paid during the period. During the first nine months of 2009, the Company invested a total of Ps. 447.9 million.

Recent Events

On October 19, 2009, the Company announced that beginning November 1, 2009, passengers purchasing tickets from certain airlines must pay the passenger charges directly at the airport as it would no longer be included in the price of the flight ticket. The amount paid for passenger charges will continue to be the same as before.

Before November 1, 2009, the Company will announce, on which airlines passengers must pay passenger charges directly at the airport and will publish the detailed procedures for paying these charges. In order to affect passengers the least amount possible, GAP will ensure that this process is efficient and fast.

* * *

GAP 3Q09	Page 12 of 17

Company Description:

Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP 3Q09	Page 13 of 17

Exhibit A: Operating Results by Airport (in thousands of pesos):

Airport	3Q08	3Q09	Change	9M08	9M09	Change
Guadalajara						
Aeronautical services	234,560	235,878	0.6%	710,375	641,458	-9.7%
Non aeronautical services	57,697	57,339	-0.6%	175,507	169,592	-3.4%
Total Revenues	292,257	293,217	0.3%	885,881	811,050	-8.4%
Operating Income	148,622	145,852	-1.9%	462,227	377,318	-18.4%
EBITDA	208,899	210,740	0.9%	642,837	571,046	-11.2%
Tijuana						
Aeronautical services	92,686	89,723	-3.2%	287,945	249,044	-13.5%
Non aeronautical services	24,334	22,057	-9.4%	74,056	67,005	-9.5%
Total Revenues	117,020	111,780	-4.5%	362,001	316,049	-12.7%
Operating Income	19,447	31,708	63.0%	100,749	74,163	-26.4%
EBITDA	53,872	67,306	24.9%	203,462	178,832	-12.1%
Puerto Vallarta						
Aeronautical services	90,085	66,388	-26.3%	350,135	294,412	-15.9%
Non aeronautical services	30,015	32,107	7.0%	94,940	107,631	13.4%
Total Revenues	120,099	98,494	-18.0%	445,076	402,043	-9.7%
Operating Income	52,906	36,892	-30.3%	240,324	202,504	-15.7%
EBITDA	81,669	65,729	-19.5%	321,767	288,893	-10.2%
Los Cabos						
Aeronautical services	96,712	87,270	-9.8%	326,036	301,795	-7.4%
Non aeronautical services	36,005	37,260	3.5%	113,563	129,490	14.0%
Total Revenues	132,717	124,531	-6.2%	439,599	431,285	-1.9%
Operating Income	76,270	66,401	-12.9%	275,602	257,857	-6.4%
EBITDA	97,457	88,640	-9.0%	333,172	322,966	-3.1%
Hermosillo						
Aeronautical services	32,066	31,831	-0.7%	101,869	95,390	-6.4%
Non aeronautical services	5,955	5,966	0.2%	18,061	18,781	4.0%
Total Revenues	38,021	37,796	-0.6%	119,931	114,171	-4.8%
Operating Income	10,030	6,828	-31.9%	33,077	25,320	-23.5%
EBITDA	20,188	17,970	-11.0%	63,412	56,619	-10.7%
Guanajuato						
Aeronautical services	38,229	33,679	-11.9%	112,651	91,082	-19.1%
Non aeronautical services	7,619	6,469	-15.1%	24,080	19,950	-17.2%
Total Revenues	45,848	40,148	-12.4%	136,731	111,031	-18.8%
Operating Income	18,802	13,682	-27.2%	51,990	31,204	-40.0%
EBITDA	28,091	24,233	-13.7%	79,753	60,785	-23.8%
Others (1)						
Aeronautical services	71,516	73,268	2.4%	232,346	210,811	-9.3%
Non aeronautical services	13,896	11,977	-13.8%	42,856	37,460	-12.6%
Total Revenues	85,412	85,244	-0.2%	275,202	248,271	-9.8%
Operating Income	- 7,128	1,229	-117.2%	- 7,828	- 19,143	144.5%
EBITDA	23,497	34,491	46.8%	83,610	76,870	-8.1%
Total						
Aeronautical services	655,853	618,036	-5.8%	2,121,358	1,883,992	-11.2%
Non aeronautical services	175,522	173,174	-1.3%	543,063	549,909	1.3%
Total Revenues	831,375	791,211	-4.8%	2,664,421	2,433,901	-8.7%
Operating Income	318,951	302,591	-5.1%	1,156,141	949,223	-17.9%
EBITDA	513,674	509,108	-0.9%	1,728,003	1,556,009	-10.0%

(1) ‘Other’ includes the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali and Morelia airports.

GAP 3Q09	Page 14 of 17

Exhibit B: Consolidated Balance Sheet as of September 30 (in thousands of pesos):

GAP 3Q09	Page 15 of 17

Exhibit C: Consolidated Statement of Cash Flows (in thousands of pesos):

GAP 3Q09	Page 16 of 17

Exhibit D: Consolidated Statement of Income for the periods indicated (in thousands of pesos):

* * *

GAP 3Q09	Page 17 of 17

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: October 28, 2009